SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 3, 2004

_____

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	**0-6835**	**35-1286807**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

ITEM 5. OTHER EVENTS

On May 3, 2004, Irwin Financial Corporation announced its First Quarter 2004 earnings as described in Items 9 and 12 below. The news release is attached as Exhibit 99.1.

ITEM 7. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS

(c) Exhibits.

99.1 News Release issued May 3, 2004.

ITEM 9. REGULATION FD DISCLOSURE

On May 3, 2004, Irwin Financial Corporation announced its First Quarter 2004 earnings. The information contained in Item 9 of this Current Report is being furnished pursuant to "Item 12. Results of Operations and Financial Condition" of Form 8-K in accordance with SEC Release Nos. 33-8216 and 34-47583.

The news release regarding this announcement is furnished as Exhibit 99.1 hereto.

ITEM 12. RESULTS OF OPERATIONS AND FINANCIAL CONDITION

On May 3, 2004, Irwin Financial Corporation announced its First Quarter 2004 earnings. The news release regarding this announcement is furnished as Exhibit 99.1 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: May 3, 2004   By: /s/ GREGORY F. EHLINGER

GREGORY F. EHLINGER
Senior Vice President and Chief
Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	News Release issued May 3, 2004

News Release: IMMEDIATE RELEASE

For further information, contact:

Suzie Singer, Corporate Communications	812.376.1917
Greg Ehlinger, Chief Financial Officer	812.376.1935
Conference call, 1:00 EDT May 3, 2004	866.868.1109
Replay (passcode: 8930213)	877.213.9653

IRWIN FINANCIAL CORPORATION ANNOUNCES FIRST QUARTER EARNINGS[1]

- **Net Income of $0.67 per Diluted Share, Year-Over-Year Increase of 63 Percent;**
- **ROAE of 18.4 Percent and ROAA of 1.7 Percent;**
- **Credit Quality Improving—Non-performing Assets Decline 15 Percent;**
- **Total Risk-based Capital of 15.3 Percent**

(Columbus, IN, May 3, 2004) Irwin Financial Corporation (NYSE: IFC), a bank holding company focusing on mortgage banking, small business and home equity lending, today announced net income for the first quarter of 2004 of $20.3 million or $0.67 per diluted share. This compares with net income of $11.8 million or $0.41 per diluted share during the same period in 2003. The increase largely reflects the improvement in credit quality in the home equity segment, which swung from a loss of $9.5 million a year earlier to a profit in the first quarter of $6.6 million. Declines in production in the first mortgage unit were partially offset by an increase in the net of mortgage servicing valuation changes and gains on derivatives used to hedge this exposure. Consolidated annualized returns on average equity and average assets were 18.4 percent and 1.7 percent, respectively.

"As we anticipated in our outlook for 2004, we have begun to benefit from both lower credit costs as the economy continues to recover and from the investment we made during 2001 through 2003 in our mortgage servicing portfolio," said Will Miller, Chairman and CEO. "Our strategy is to balance the impact of changes in interest rates and economic conditions on our mortgage banking production with investments in our credit portfolio lines of business and in mortgage servicing. Although we caution that

[1] In light of accelerated filing deadlines for Quarterly Reports on Form 10-Q required by the Sarbanes-Oxley Act beginning this year, the contents of this earnings press release will be condensed as compared to those previously issued by the Corporation. The Corporation's Form 10-Q will be filed on a concurrent basis with the release of this earnings announcement. Readers are encouraged to consult the Form 10-Q for additional information on first quarter performance as it will contain detailed operating and financial performance information for the reporting period.

our balanced revenue model is best judged over longer periods such as a year or more, it once again created good results in spite of a turbulent interest rate environment in the first quarter. And, while the interest rate environment has made it difficult to determine the appropriate level of staffing in our mortgage business, we think we have made progress in adjusting from the refinance boom of 2001-2003. We believe that mortgage originations over the next 180 days are unlikely to reach the unprecedented levels achieved in the same period in 2003. However, as happened in the first quarter, we also believe our credit portfolios and the significant investment we made in the servicing asset over the past few years have us well-positioned to counterbalance the year-over-year decline in anticipated mortgage production. We continue to expect 2004 earnings to exceed those of 2003."

Financial highlights for the period include:

Consolidated Results

$ in millions, except EPS	1Q 2004	1Q 2003	Percent Change	4Q 2003	Percent Change
Net Interest Income After Provision for Losses	$ 51	$ 55	-7 %	$ 50	2 %
Non-Interest Income	82	63	31	75	9
Total Consolidated Net Revenues	134	118	13	125	7
Non-Interest Expense	100	99	2	99	2
Net Income	20.3	11.8	73	16.7	22
Earning Per Share (diluted)	0.67	0.41	63	0.56	20
Loans and Leases	3,222	2,987	8	3,161	2
Mortgage Loans Held for Sale	996	1,632	-39	884	13
Deposits	3,309	3,026	9	2,900	14
Shareholders' Equity	453	371	22	432	5
Total Risk-Based Capital Ratio	15.3%	13.4%		15.1%	
Return on Average Equity	18.4	13.2		14.7	

As noted in the table above, net revenues increased 7 percent on a sequential quarter basis. Net revenues increased in each of our credit portfolio lines of business, successfully offsetting a decline in net revenue in our mortgage bank. Mortgage banking revenues declined on a sequential quarter basis principally due to reduced recovery, net of derivative gains, in the impairment valuation reserve of our servicing asset and lower net interest income while loans were in warehouse.

Our loan and lease portfolio totaled $3.2 billion as of March 31, 2004, up 2 percent from the end of the year and 8 percent from a year earlier. Our mortgage loans held for sale totaled $1.0 billion at quarter end, up modestly from $0.9 billion at year-end.

Deposits totaled $3.3 billion at March 31, a $0.4 billion or 14 percent increase since year-end, principally reflecting increases in mortgage escrow deposits. Average core deposits rose at an annualized rate of 11 percent during the first quarter.

We had $453 million or $16.04 per share in common shareholders' equity as of March 31, 2004. At quarter end, our Tier 1 Leverage Ratio and Total Risk-based Capital Ratio were 11.8 percent and 15.3 percent, respectively, compared to 11.2 percent and 15.1 percent as of December 31, 2003.

Our consolidated loan and lease loss provision totaled $8 million, a $2 million or 18 percent decrease compared with the fourth quarter of 2003, principally reflecting declines in required provision for our on-balance sheet home equity loan and commercial lending portfolios.

Nonperforming assets (including other real estate owned of $6 million) were $45 million or 0.87 percent of total assets as of March 31, 2004, down from $52 million or 1.05 percent of total assets at the end of the year. Our on-balance sheet allowance for loan and lease losses totaled $64 million as of March 31, unchanged from year-end. The ratio of on-balance sheet allowance for loan and lease losses to nonperforming loans and leases totaled 176 percent at March 31, compared to 145 percent at December 31.

Net charge-offs totaled $8 million, down $2 million from the fourth quarter. The amount of 30-day and greater delinquencies, the ratio of charge-offs to average loans and leases, and the allowance for loans and lease losses to total loans and leases for our principal credit-related portfolios are shown below:

	Commercial Banking	Home Equity Lending On-Balance Sheet	Home Equity Lending Off-Balance Sheet[1]	Commercial Finance
30-Day and Greater Delinquencies				
• **March 31, 2004**	0.29 %	2.46 %	8.65 %	0.86 %
• **December 31, 2003**	0.36	2.91	10.18	0.87
• **September 30, 2003**	0.72	3.29	9.55	1.10
• **June 30, 2003**	0.38	2.70	8.66	0.91
• **March 31, 2003**	0.66	2.66	8.05	0.98
Annualized Charge-offs				
• **1Q04**	0.24 %	2.61 %	6.28 %	1.12 %
• **4Q03**	0.30	3.03	7.13	1.19
• **3Q03**	0.20	2.45	6.23	1.97
• **2Q03**	0.25	2.58	6.05	2.72
• **1Q03**	0.21	1.74	4.87	2.06
Allowance to Loans and Leases				
• **March 31, 2004**	1.10 %	4.08 %	10.25 %	2.29 %
• **December 31, 2003**	1.11	4.22	10.47	2.47
• **September 30, 2003**	1.12	4.17	11.16	2.51
• **June 30, 2003**	1.13	3.45	11.94	2.59
• **March 31, 2003**	1.15	3.14	8.16	2.33

[1] Off-balance sheet loans underlie our residual interests. These loans have been treated as sold under SFAS 140 and have a reserve methodology that reflects life-of-account loss expectations, whereas our policy for on-balance sheet loans requires that we hold loss reserve coverage sufficient for potential losses inherent in the portfolio at the balance sheet date. The figures for reserves in the column labeled "Home Equity Lending Off-Balance Sheet," therefore, are not balance sheet accounts of "allowance for loan and lease losses," but instead represent the percentage of undiscounted losses assumed in our residual valuation relative to the underlying loan balances supporting the residual interests.

Net income by line of business is shown below, with additional detail available in the segment summary tables at the end this release and in the Form 10-Q.

Net Income *($ in millions)*	1Q 2004	1Q 2003	Percent Change	4Q 2003	Percent Change
Mortgage Banking	$ 9.7	$ 19.6	-50%	$ 10.2	-4%
Commercial Banking	5.4	5.2	4	5.4	0
Home Equity	6.6	-9.5	NM	1.4	367
Commercial Finance	-0.3	-0.3	-13	2.0	NM
Venture Capital	0.0	-1.3	NM	-0.3	NM
Other Segments, Including Parent	-1.1	-1.9	41	-2.0	42
Consolidated Net Income	20.3	11.8	73	16.7	22

- Mortgage banking net income declined modestly compared with the fourth quarter. Loan originations totaled $2.9 billion, unchanged from the previous quarter. During the quarter, we recorded $10 million of revenues on gains on servicing asset-related derivatives, net of impairment of the servicing asset. In addition, we also recorded $6 million of gain on sale of servicing. Our mortgage servicing asset in this line of business had a carrying value of $298 million at March 31 or 101 basis points of underlying loan balance, compared with 117 basis points at year-end.
- Commercial banking net revenues increased 3 percent sequentially from the fourth quarter, reflecting modest loan and revenue growth and a $0.3 million decline in provision for loan and lease loss, reflecting an improving credit picture. As noted in the table above, thirty-day and greater delinquencies in our commercial banking line of business portfolio totaled 0.29 percent at March 31, compared with 0.36 percent at December 31 and nonperforming assets declined to $21.7 million at quarter-end, compared to $26.6 million at year-end.
- Our home equity line of business continues to see improving credit quality. Thirty-day and greater delinquencies in our on-balance sheet portfolio totaled 2.46 percent at March 31, compared with 2.91 percent at December 31, and the thirty-day delinquency ratio on the off-balance sheet portfolio declined to 8.65 percent as compared to 10.18 percent at December 31. This improvement in credit quality led to a reversal of $4.6 million of impairment for our $69 million residual interest portfolio.
- Our commercial finance line of business had strong operating results with pre-tax income of $1.9 million (compared to a pre-tax loss of $0.6 million a year earlier), loan and lease fundings of $72 million, and a thirty-day and greater delinquency ratio of 0.86 percent. Net income was negatively affected, however, by a one-time tax provision to reflect tax liabilities acquired, but not recorded on the books of the company at the time of our purchase of our Canadian operations from a now bankrupt seller. We believe the line of business tax provision will approximate 45 percent for the remainder of the year.

As noted above, more complete details on operations of each of our lines of business can be found in our Form 10-Q, which was filed today with the SEC.

About Irwin Financial

Irwin® Financial Corporation (www.irwinfinancial.com) is an interrelated group of specialized financial services companies organized as a bank holding company, with a history tracing to 1871. The Corporation, through its major subsidiaries -- Irwin Mortgage Corporation, Irwin Union Bank, Irwin Home Equity Corporation, Irwin Commercial Finance, and Irwin Ventures -- provides a broad range of financial services to consumers and small businesses in selected markets in the United States and Canada.

About Forward-Looking Statements

This press release contains forward-looking statements and estimates that are based on management's expectations, estimates, projections, and assumptions. These statements and estimates include but are not limited to earnings estimates and projections of financial performance and profitability, and projections of business strategies and future activities. These statements involve inherent risks and uncertainties that are difficult to predict and are not guarantees of future performance. Words that convey our beliefs, views, expectations, assumptions, estimates, forecasts, outlook and projections or similar language, or that indicate events we believe could, would, should, may or will occur (or might not occur) or are likely (or unlikely) to occur, and similar expressions, are intended to identify forward-looking statements, which may include, among other things:

- statements and assumptions relating to projected growth in our earnings, projected loan originations, and the relative performance of our lines of business;
- statements and assumptions relating to projected trends or potential changes in our asset quality, loan delinquencies, charge-offs, reserves and asset valuations; and
- any other statements that are not historical facts.

We undertake no obligation to update publicly any of these statements in light of future events, except as required in subsequent periodic reports we file with the Securities and Exchange Commission.

Actual future results may differ materially from what is projected due to a variety of factors including: potential changes in and volatility of interest rates, which may affect consumer demand for our products and the success of our interest rate risk management strategies; staffing fluctuations in response to product demand; the relative profitability of our lending operations; the valuation and management of our servicing and derivatives portfolios, including short-term swings in valuation of such portfolios due to quarter-end movements in secondary market interest rates which are inherently volatile; refinancing opportunities, which may affect the prepayment assumptions used in our valuation estimates and which may affect loan demand; unanticipated deterioration in the credit quality of our loan assets; unanticipated deterioration in or changes in estimates of the carrying value of our other assets; difficulties in delivering loans to the secondary market as planned; difficulties in expanding our business or raising capital and other funding sources as needed; competition from other financial service providers for experienced managers as well as for customers; changes in the value of companies in which we invest; changes in variable compensation plans related to the performance and valuation of lines of business where we have compensation systems tied to line of business performance; estimates of future tax liabilities; legislative or regulatory changes, including changes in the interpretation of regulatory capital rules, changes in consumer or commercial lending rules or rules affecting corporate governance, and the availability of resources to address these rules; changes in applicable accounting policies or principles or their application to our businesses; or governmental changes in monetary or fiscal policies.

IRWIN FINANCIAL CORPORATION
Selected Consolidated Financial Highlights
($'s in thousands, except per share data)

	Q1-2004	Q1-2003	$ Change	% Change	Q4-2003
Net Interest Income	$59,203	$64,391	($5,188)	(8.1) %	$59,900
Provision for Loan and Lease Losses	($8,146)	($9,243)	1,097	11.9	($9,928)
Noninterest Income	82,481	62,811	19,670	31.3	75,351
Total Net Revenues	133,538	117,959	15,579	13.2	125,323
Noninterest Expense	100,463	98,812	1,651	1.7	98,547
Income before Income Taxes	33,075	19,147	13,928	72.7	26,776
Income Taxes	12,734	7,371	5,363	72.8	10,080
Net Income	$20,341	$11,776	$8,565	72.7	$16,696
Dividends on Common Stock	$2,260	$1,948	$312	16.0	$1,969
Diluted Earnings Per Share (31,290 Weighted Average Shares Outstanding)	$0.67	$0.41	0.26	63.4	$0.56
Basic Earnings Per Share (28,190 Weighted Average Shares Outstanding)	0.72	0.42	0.30	71.4	0.60
Dividends Per Common Share	0.08	0.07	0.01	14.3	0.07
Common Stock Market Price:					
High	$36.17	$20.12	$16.05	79.8	$32.15
Low	26.63	15.95	10.68	67.0	25.30
Closing	26.98	19.49	7.49	38.4	31.40
Net Charge-Offs	$8,158	$6,127	$2,031	33.1	$9,554
Performance Ratios - Quarter to Date:					
Return on Average Assets	1.7%	1.0%			1.3%
Return on Average Equity	18.4%	13.2%			14.7%

	March 31, 2004	March 31, 2003	$ Change	% Change	December 31, 2003
Loans Held for Sale	$996,219	$1,631,829	($635,610)	(39.0) %	$883,895
Loans and Leases in Portfolio	3,222,296	2,987,030	235,266	7.9	3,161,054
Allowance for Loan and Lease Losses	(63,681)	(54,184)	(9,497)	(17.5)	(64,285)
Total Assets	5,146,170	5,365,932	(219,762)	(4.1)	4,988,359
Total Deposits	3,309,007	3,025,604	283,403	9.4	2,899,662
Shareholders' Equity	453,185	371,480	81,705	22.0	432,260
Shareholders' Equity available to Common Shareholders (per share)	16.04	13.35	2.69	20.1	15.36
Average Equity/Average Assets (YTD)	9.1%	7.6%			7.7%
Tier I Capital	$585,287	$475,308	$109,925	23.1	$556,793
Tier I Leverage Ratio	11.8%	9.8%			11.2%
Total Risk-based Capital Ratio	15.3%	13.4%			15.1%
Nonperforming Assets to Total Assets	0.87%	0.81%			1.05%

IRWIN FINANCIAL CORPORATION
Selected Financial Highlights By Line of Business (continued)
($'s in thousands)

Mortgage Banking	Q1-2004	Q1-2003	$ Change	% Change	Q4-2003
Net Interest Income	$8,662	$16,065	($7,403)	(46.1) %	$11,017
Recovery of (Provision for) Loan Losses	107	53	54	101.9	(443)
Gain on Sales of Loans	42,782	91,228	(48,446)	(53.1)	44,349
Gain on Sale of Servicing	6,489	4	6,485	162125.0	(312)
Loan Servicing Fees, Net of Amortization Expense	(1,411)	(10,480)	9,069	86.5	(3,957)
Recovery (Impairment) of Servicing Assets, Net of Hedging	10,168	(1,633)	11,801	722.7	23,293
Other Revenues	1,839	1,864	(25)	(1.3)	2,061
Total Net Revenues	68,636	97,101	(28,465)	(29.3)	76,008
Salaries, Pension, and Other Employee Expense	29,528	41,013	(11,485)	(28.0)	30,488
Other Expenses	22,941	24,200	(1,259)	(5.2)	26,096
Income Before Income Taxes	16,167	31,888	(15,721)	(49.3)	19,424
Income Taxes	6,435	12,249	(5,814)	(47.5)	9,240
Net Income	$9,732	$19,639	($9,907)	(50.4)	$10,184
Total Mortgage Loan Originations:	$2,930,716	$5,477,292	($2,546,576)	(46.5)	$2,904,921
Percent retail	23%	27%			27%
Percent wholesale	43%	50%			40%
Percent brokered	9%	3%			8%
Percent correspondent	25%	21%			25%
Refinancings as a Percentage of Total Originations	61%	70%			51%

	March 31, 2004	March 31, 2003	$ Change	% Change	December 31, 2003
Owned Servicing Portfolio Balance	$29,563,330	$20,402,080	$9,161,250	44.9 %	$29,640,122
Weighted average interest rate	5.73%	6.37%			5.83%
Delinquency ratio (30+ days):	2.74%	4.22%			4.58%
Conventional	1.57%	1.69%			2.23%
Government	5.41%	7.77%			9.17%
Loans held for sale	$781,224	$1,517,671	(736,447)	(48.5)	$679,360
Servicing Asset	298,486	184,789	113,697	61.5	348,174

IRWIN FINANCIAL CORPORATION
Selected Financial Highlights By Line of Business (continued)
($'s in thousands)

Commercial Banking	Q1-2004	Q1-2003	$ Change	% Change	Q4-2003
Net Interest Income	$20,546	$19,027	$1,519	8.0 %	$20,434
Provision for Loan and Lease Losses	(1,200)	(1,580)	380	24.1	(1,500)
Other Revenues	4,776	5,129	(353)	(6.9)	4,553
Total Net Revenues	24,122	22,576	1,546	6.8	23,487
Salaries, Pension, and Other Employee Expense	9,322	8,925	397	4.4	8,714
Other Expenses	5,761	4,980	781	15.7	5,798
Income Before Income Taxes	9,039	8,671	368	4.2	8,975
Income Taxes	3,622	3,460	162	4.7	3,562
Net Income	$5,417	$5,211	$205	3.9	$5,413
Net Charge-offs	$1,170	$946	$224	23.7	$1,476
Net Interest Margin	3.79%	4.04%			3.74%

	March 31, 2004	March 31, 2003	$ Change	% Change	December 31, 2003
Securities and Short-Term Investments	$210,647	$136,360	$74,287	54.5 %	$107,668
Loans and Leases	2,007,917	1,849,778	158,139	8.5	1,988,633
Allowance for Loan and Lease Losses	(22,086)	(21,359)	(727)	(3.4)	(22,055)
Interest-Bearing Deposits	1,800,571	1,633,787	166,784	10.2	1,680,480
Noninterest-Bearing Deposits	281,986	233,386	48,600	20.8	283,794
Commercial Loan Delinquency Ratio (30+ days):	0.23%	0.66%			0.34%

IRWIN FINANCIAL CORPORATION
Selected Financial Highlights By Line of Business
($'s in thousands)

Home Equity Lending	Q1-2004	Q1-2003	$ Change	% Change	Q4-2003
Residual Asset Interest Income	$3,258	$6,963	($3,705)	(53.2) %	$3,551
Net Interest Income - Unsold Loans and Other	21,438	19,449	1,989	10.2	21,705
Provision for Loan Losses	(5,899)	(4,880)	(1,019)	(20.9)	(5,998)
Trading Gains (Losses)	4,641	(17,789)	22,430	126.1	87
Gain on Sales of Loans, Including Points and Fees	8,683	1,971	6,712	340.5	7,711
Servicing Income, net	3,064	772	2,292	296.9	2,019
Other Revenues	1,267	65	1,202	1849.2	43
Total Net Revenues	36,452	6,551	29,901	456.5	29,118
Salaries, Pension, and Other Employee Expense	16,126	13,062	3,064	23.5	13,756
Other Expense	9,260	9,319	(59)	(0.6)	12,936
Income Before Income Taxes	11,066	(15,830)	26,896	169.9	2,426
Income Taxes	4,433	(6,332)	10,765	170.0	1,005
Net Income	$6,633	($9,498)	$16,131	169.8	$1,421
Loan Volume	$306,877	$278,550	$28,327	10.2	$288,197
Loans Sold	202,432	86,068	116,364	135.2	137,803
Net Charge-offs (Loans Held for Investment)	5,694	3,367	2,327	69.1	6,688

	March 31, 2004	March 31, 2003	$ Change	% Change	December 31, 2003
Home Equity Loans Held for Sale	$213,864	$112,429	$101,435	90.2 %	$202,627
Home Equity Loans Held for Investment	721,685	739,399	(17,714)	(2.4)	692,637
Allowance for Loan and Lease Losses	(29,456)	(23,203)	(6,253)	(26.9)	(29,251)
Residual Asset	68,692	132,020	(63,328)	(48.0)	70,519
Servicing Asset	30,870	24,410	6,460	26.5	28,425
Managed Portfolio	1,473,356	1,843,266	(369,910)	(20.1)	1,513,289
Delinquency Ratio (30+ days)	4.72%	5.55%			5.87%
Managed Portfolio, including credit risk sold	$2,610,459	$2,548,166	$42,103	1.6	$2,568,356
Delinquency Ratio (30+ days)	3.76%	4.74%			4.65%

IRWIN FINANCIAL CORPORATION
Selected Financial Highlights By Line of Business (continued)
($'s in thousands)

Commercial Finance	Q1-2004	Q1-2003	$ Change	% Change	Q4-2003
Net Interest Income	$6,754	$4,807	$1,947	40.5 %	$6,876
Provision for Loan and Lease Losses	(1,153)	(2,864)	1,711	59.7	(1,987)
Other Revenues	475	835	560	67.1	1,266
Total Net Revenues	6,076	2,778	4,218	151.8	6,155
Salaries, Pension, and Other Employee Expense	3,362	2,606	756	29.0	3,340
Other Expenses	863	722	1,061	147.1	598
Income (Loss) Before Income Taxes	1,851	(550)	2,401	436.5	2,217
Income Taxes	2,144	(290)	2,434	839.3	211
Net Income (Loss)	(293)	(260)	(33)	(12.7)	2,006
Net Charge-Offs	$1,294	$1,812	($518)	(28.6)	$1,363
Loans sold	$7,694	$0	$7,694	na	$12,240
Net Interest Margin	5.74%	5.47%			5.95%
Total Fundings of Loans and Leases	$71,652	$57,609	$14,043	24.4	$87,097

	March 31, 2004	March 31, 2003	$ Change	% Change	December 31, 2003
Investment in Loans and Leases	$479,364	$379,985	$99,379	26.2	$463,423
Allowance for Loan and Lease Losses	(10,962)	(8,840)	(2,122)	(24.0)	(11,445)
Weighted Average Yield	9.24%	10.00%			9.41%
Delinquency ratio (30+ days)	0.86%	0.98%			0.87%

Venture Capital	Q1-2004	Q1-2003	$ Change	% Change	Q4-2003
Net Interest Income after Provision for Loan Losses	($1)	$7	($8)	(114.3) %	($1)
Mark to Market Adjustment on Investments	9	(2,259)	2,268	100.4	(534)
Other Revenues	149	147	2	1.4	148
Total Net Revenues	157	(2,105)	2,262	107.5	(387)
Operating Expenses	128	108	20	18.5	108
Income Taxes	29	(2,213)	2,242	101.3	(495)
Income Tax Expense (Benefit)	11	(885)	896	101.2	(185)
Net Income (Loss)	$18	($1,328)	1,346	101.4	($310)

	March 31, 2004	March 31, 2003	$ Change	% Change	December 31, 2003
Investment in Portfolio Companies (cost)	$14,592	$13,964	628	4.5	$14,601
Mark to Market Adjustment	(11,068)	(10,381)	(687)	(6.6)	(11,077)
Carrying Value - Portfolio Companies	$3,524	$3,583	($59)	(1.6)	$3,524